UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 17)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

January 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,143,927*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,143,927
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,143,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.95%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).  This amount also includes 3,787,500 Ordinary Shares which Alkaloida has the right to acquire pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”).  On December 1, 2009, Sun exercised Warrant No. 2 and nominated Alkaloida to purchase the underlying shares at the exercise price stated in Warrant No. 2 of $6.00 per share.  By letter dated December 1, 2009, the Issuer refused to issue such shares, citing an opinion of counsel to the Issuer to the effect that exercise of Warrant No. 2 would violate the temporary injunction issued by the Supreme Court of Israel in connection with ongoing litigation between Sun, Alkaloida, the Issuer and other related parties (the “STO Litigation”) and would require the approval of the Israel Land Administration and possibly other governmental authorities.

**           Based on 39,460,257 Ordinary Shares outstanding as of June 30, 2008 as reported by the Issuer in its Solicitation/Recommendation Statement filed on Schedule 14D-9 on July 10, 2008; and an additional 3,787,500 Ordinary Shares that should have been issued to Alkaloida on December 1, 2009 upon exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,143,927*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,143,927
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,143,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.95%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*            Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.  This amount also includes 3,787,500 Ordinary Shares which Alkaloida has the right to acquire pursuant to Warrant No. 2.  On December 1, 2009, Sun exercised Warrant No. 2 and nominated Alkaloida to purchase the underlying shares at the exercise price stated in Warrant No. 2 of $6.00 per share.  By letter dated December 1, 2009, the Issuer refused to issue such shares, citing an opinion of counsel to the Issuer to the effect that exercise of Warrant No. 2 would violate the temporary injunction issued by the Supreme Court of Israel in connection with the STO Litigation and would require the approval of the Israel Land Administration and possibly other governmental authorities.

**           Based on 39,460,257 Ordinary Shares outstanding as of June 30, 2008 as reported by the Issuer in its Solicitation/Recommendation Statement filed on Schedule 14D-9 on July 10, 2008; and an additional 3,787,500 Ordinary Shares that should have been issued to Alkaloida on December 1, 2009 upon exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 7 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,085,427*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,085,427
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,085,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.82%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.  This amount also includes 3,787,500 Ordinary Shares which Alkaloida has the right to acquire pursuant to Warrant No. 2.  On December 1, 2009, Sun exercised Warrant No. 2 and nominated Alkaloida to purchase the underlying shares at the exercise price stated in Warrant No. 2 of $6.00 per share.  By letter dated December 1, 2009, the Issuer refused to issue such shares, citing an opinion of counsel to the Issuer to the effect that exercise of Warrant No. 2 would violate the temporary injunction issued by the Supreme Court of Israel in connection with the STO Litigation and would require the approval of the Israel Land Administration and possibly other governmental authorities.

**           Based on 39,460,257 Ordinary Shares outstanding as of June 30, 2008 as reported by the Issuer in its Solicitation/Recommendation Statement filed on Schedule 14D-9 on July 10, 2008; and an additional 3,787,500 Ordinary Shares that should have been issued to Alkaloida on December 1, 2009 upon exercise of Warrant No. 2.

This Amendment No. 17 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”); the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”); the Amendment No. 8 to the Original Schedule 13D, filed on December 2, 2009 (the “Amendment No. 8”); the Amendment No. 9 to the Original Schedule 13D, filed on December 11, 2009 (the Amendment No. 9”); the Amendment No. 10 to the Original Schedule 13D, filed on December 14, 2009 (the “Amendment No. 10”); the Amendment No. 11 to the Original Schedule 13D, filed on December 15, 2009 (the “Amendment No. 11”); the Amendment No. 12 to the Original Schedule 13D, filed on December 17, 2009 (the “Amendment No. 12”); the Amendment No. 13 to the Original Schedule 13D, filed on December 21, 2009 (the “Amendment No. 13”); the Amendment No. 14 to the Original Schedule 13D, filed on December 22, 2009 (the “Amendment No. 14”); the Amendment No. 15 to the Original Schedule 13D, filed on December 24, 2009 (the “Amendment No. 15”); and the Amendment No. 16 to the Original Schedule 13D, filed on December 31, 2009 (the “Amendment No. 16”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7, the Amendment No. 8, the Amendment No. 9, the Amendment No. 10, the Amendment No. 11, the Amendment No. 12, the Amendment No. 13, the Amendment No. 14 and the Amendment No. 15, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph after the last paragraph of Item 4:

“On January 11, 2010, Sun’s Chairman and Managing Director, Dilip Shanghvi, sent a letter to members of the Board of Directors of the Issuer.  A copy of Mr. Shanghvi’s letter is filed hereto as Exhibit 99.33.”

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

99.33	Text of letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to members of the Board of Directors of the Issuer, dated January 11, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

January 11, 2010	SUN PHARMACEUTICAL INDUSTRIES LTD.

/s/ Sudhir V. Valia
Signature

Mr. Sudhir V. Valia
Director
Name/Title

SUN PHARMA GLOBAL, INC.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

/s/ Harin Mehta
Signature

Mr. Harin Mehta
Director
Name/Title

EXHIBIT INDEX

Exhibit No.	Description

99.33	Text of letter from Sun’s Chairman and Managing Director, Dilip Shanghvi, to members of the Board of Directors of the Issuer, dated January 11, 2010.